July 25, 2025

Datuk Dr. Doris Wong Sing Ee
Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
Level 10, Tower 11, Avenue 5, The Horizon
Bangsar South City, No. 8, Jalan Kerinchi
59200, Kuala Lumpur, Malaysia

       Re: Cyclacel Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed July 24, 2025
           File No. 333-288911
Dear Datuk Dr. Doris Wong Sing Ee:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 7, 2025 letter.

Registration Statement on Form S-1 filed July 24, 2025
General

1. We note your response to prior comment 1 and reissue in part. You do not appear to have revised your registration statement to include the pro forma financial information required by Rule 8-05 of Regulation S-X, as your response indicates. Please revise accordingly, or advise.
       Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.
 July 25, 2025
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences
cc:   Debbie Klis